UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc

Results of Annual General Meeting on 28 April 2023 - Update Statement

In accordance with the UK Corporate Governance Code, Pearson plc ("Pearson" or the "Company") is providing this update following the outcome of the Annual General Meeting ("AGM") on 28 April 2023. Whilst the Board very much appreciated the support shown by the majority of shareholders, it was naturally disappointed a significant minority of shareholders (46.37%) voted against Pearson's Directors' Remuneration Policy ("Policy").

In advance of finalising the Policy prior to the AGM, Pearson undertook an extensive shareholder consultation exercise and directly engaged with or received feedback from shareholders accounting for more than half of Pearson's ownership and key shareholder representative bodies. In light of the outcome at the AGM and given the Company's commitment to an ongoing and transparent dialogue with shareholders and their advisers, a further engagement exercise was initiated to understand shareholders' views on the Company's executive remuneration arrangements following the AGM vote.

To date, the feedback has focused primarily on the extent of the increases in variable incentive opportunities in both our annual and long-term incentive plans, including the decision to increase the maximum incentive opportunities in one year rather than over a number of years. Attracting and retaining the right calibre of talent has been and will continue to be crucial in delivering on our strategy, accelerating the growth of our Company and creating long-term sustainable value for all stakeholders. The Committee believes that the Policy is necessary for remaining competitive in the global talent market as reaffirmed by the Board's recent appointment of Omar Abbosh as the Company's new Chief Executive Officer. Omar is a highly regarded global leader with over 30 years of experience in enterprise technology and will be joining Pearson from Microsoft, one of the world's largest multinational technology companies. The Board is therefore delighted to have attracted such an outstanding candidate as Omar with remuneration arrangements that are consistent with the Policy. Further, incentives at Pearson will only be realised in full if stretching annual and longer-term performance targets are met and the Committee has a demonstrated track record of ensuring that pay outcomes reflect performance and the wider stakeholder experience.

Pearson would like to thank all those who participated in the engagement exercise in the run-up to and following the AGM. All feedback received is invaluable to the Remuneration Committee. Pearson is committed to having a constructive and positive relationship with our shareholders and their advisors and will continue to engage as appropriate going forward.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 31 October 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary